As filed with the Securities and Exchange Commission on
                               October 4, 1999
                                                  Registration No. 333-

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC  20549

                                 FORM S-2
         Registration Statement Under The Securities Act of 1933

                         CAS MEDICAL SYSTEMS, INC.
          (Exact name of registrant as specified in its charter)

       Delaware                                      06-1123096
       (State or other jurisdiction                      (I.R.S. Employer
       of incorporation or organization)                 Identification Number)

                         44 East Industrial Road
                       Branford, Connecticut  06405
                              (203) 488-6056

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             LOUIS P. SCHEPS
                  President and Chief Executive Officer
                        CAS MEDICAL SYSTEMS, INC.
                         44 East Industrial Road
                       Branford, Connecticut  06405
                              (203) 488-6056

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including all communications sent to the agent for service, should be sent to:

                           TERENCE JONES, ESQ.
                              WIGGIN & DANA
                            One Century Tower
                      New Haven, Connecticut  06508

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ X ]

If the registrant elects to deliver its latest annual report to security-holders, or a complete and legible facsimile thereof, pursuant to
Item 11 (a)(1) of this form, check the following box. [ X ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration
statement for the same offering.  [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box. [   ]


                     CALCULATION OF REGISTRATION FEE

                                Proposed    Proposed
  Title of                      Maximum      Maximum
 Securities        Amount       Offering    Aggregate    Amount of
    to be           to be        Price      Offering    Registration
 Registered      Registered    Per Share     Price          Fee

____________________________________________________________________
Common Stock
$.004 par value  100,000
per share         shares       $0.41 (1)    $ 41,000 (1)   $12.42


(1) The price is estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c). The offering price and fee are computed based on the average of the bid and asked prices of the Common Stock as reported on the "pink sheets" on September 28, 1999.

(2) A registration fee of $439.77 relating to all other securities included in this Registration Statement has previously been paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these shares of common stock until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

              SUBJECT TO COMPLETION - DATED OCTOBER 4, 1999

PROSPECTUS
                      2,060,000 Shares Common Stock


                        CAS MEDICAL SYSTEMS, INC.


     This Prospectus refers to the offer and sale of 2,060,000 shares of our common stock by the selling stockholders named in this prospectus under the heading "Selling Stockholders". We will not receive any of the proceeds from sales of the shares by the selling stockholders although we will receive proceeds from the exercise of options and warrants that are exercisable by the selling stockholders into some of the shares being offered in this prospectus. If all of these options and warrants are exercised by the selling stockholders, we will receive proceeds of $808,545.
 We intend to use those proceeds for general corporate purposes.

     The selling stockholders may sell their CAS Medical shares in the open market at prevailing market prices, or in private transactions at negotiated prices. They may sell the shares directly, or may sell them through underwriters, brokers or dealers. See "Plan of Distribution."

     Our common stock is traded on the over-the-counter market commonly referred to as the "pink sheets" under the symbol "CMRX". On September 28, 1999 the closing bid price of our common stock was $0.41 per share. Our executive offices are located at 44 East Industrial Road, Branford, Connecticut 06405 and our telephone number is (203) 488-6056.

                       _____________________________

See "Risk Factors" beginning on page 5 to read about certain risks you should consider before buying shares of CAS Medical common stock.

                       _____________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

             The date of this Prospectus is October 4, 1999.

             INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE



   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available on the SEC's web site at "http://www.sec.gov."

   The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this Prospectus and copies of these filings will be delivered together with this Prospectus. We incorporate by reference the documents listed below:

-  Our Annual Report on Form 10-KSB for the fiscal year ended December 31,
   1998;

-  Our Quarterly Report on Form 10-QSB for the quarter ended March 31,
   1999;

-  Our Quarterly Report on Form 10-QSB for the quarter ended June 30, 1999;

   You may request additional copies of these filings, at no cost, by writing or telephoning us at:

   CAS Medical Systems, Inc.
   44 East Industrial Road
   Branford, CT  06405
   Attention:  Louis Celano
   Telephone:  (203) 488-6056

   You should rely only on the information incorporated by reference or provided in this Prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling shareholder may not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                               RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. The risks and uncertanties described below are not the only ones facing our company. Additional risks and uncertanties of which we are unaware or that we currently think are immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. This could cause the trading price of our common stock to decline, and you could lose all or part of your investment.

   COMPETITION. We are engaged in a rapidly evolving field. Competition from other medical device companies, diversified healthcare companies and research and academic institutions is intense and expected to increase.
Many companies engaged in the medical device sector have substantially greater financial and other resources and development capabilities than we do and have substantially greater experience in testing of products, obtaining regulatory approvals and manufacturing and marketing medical devices. Therefore, our competitors may succeed in obtaining approval for products more rapidly than we can. Other companies may succeed in developing and commercializing products earlier than we do. In addition to competing with universities and other research institutions in the development of products, technologies and processes, CAS Medical may compete with other companies in acquiring rights to products or technologies from universities. Also, the medical device market is experiencing increasing customer concentration, due to the emergence of large purchasing groups. We cannot assure you that we will develop products that are more effective or achieve greater market acceptance than competitive products, or that our competitors will not succeed in developing products and technologies that are more effective than those being developed by us or that would render our products and technologies less competitive or obsolete. Moreover, there can be no assurance that we will be able to successfully sell to large purchasing groups, which are increasingly looking to suppliers that can provide a broader range of products than we currently offer.

   PRODUCT LIABILITY EXPOSURE. As a manufacturer of medical diagnostic equipment, we could face product liability claims. We have no pending product liability claims and maintain product liability insurance in an aggregate amount of $5 million. We cannot assure you that this insurance coverage will be adequate to cover any product liability claims that occur in the future or that product liability insurance will continue to be available at reasonable prices. Any product liability judgments or settlements in excess of insurance coverage could have a material adverse effect on our business and results of operations.

   GOVERNMENT REGULATION. Our business is subject to varying degrees of governmental regulation in the countries in which we operate. In the United States, our products are subject to regulation as medical devices by the United States Food and Drug Administration (the "FDA"), as well as by other federal and state agencies. These regulations pertain to the manufacturing, labeling, development and testing of our devices as well as to the maintenance of required records. An FDA regulation also requires prompt reporting by all medical device manufacturers of an event or malfunction involving a medical device where such device caused or contributed to death or serious injury or is likely to do so.

   Federal law provides for several routes by which the FDA reviews medical devices before their entry into the marketplace. Medical products of the type currently being marketed and under development by us are subject to regulation under the Food, Drug and Cosmetic Act (the "FDA Act") as amended in the Medical Device Amendments of 1976 (the "1976 Amendments") and the 1990 "Safe Medical Devices Act", as well as additional regulations. Under the 1976 Amendments, we must be a registered device manufacturer and must comply with Good Manufacturing Practice Regulations for Medical Devices. In addition, depending upon product type, we must also comply with those regulations governing the Conduct of Human Investigations, Pre-Market Approval Regulations and other requirements, as determined by the FDA. The FDA is authorized to inspect a device, its labeling and advertising, and the facilities in which it is manufactured in order to ensure that the device is not manufactured or labeled in a manner which could cause it to be injurious to health. Under the 1976 Amendment and the Safe Medical Device Act, the FDA has adopted regulations which classify medical devices based upon the degree of regulation it believes is necessary to assure safety and efficacy.
 A device is classified as a Class I, II, or III device. Class I devices are subject only to general controls. Class II devices, in addition to general controls, are or will be subject to "performance standards." Most Class II devices are subject to the 501(k) pre-market notification provision. In addition, some Class III devices require FDA pre-market approval before they may be marketed commercially because their safety and effectiveness cannot be assured by the general controls and performance standards of Class I or II devices. Our products are primarily Class II devices. Several of them have required FDA notification under Section 510(k) of the FDA Act.

   Satisfaction of clearance or approval requirements may take up to several years or more and may vary substantially based upon the type, complexity and novelty of the product. The effect of government regulation may be to delay marketing of new products for a considerable or indefinite period of time, to impose costly procedures upon the Company's activities and to furnish a competitive advantage to larger companies that compete with us. We cannot assure you that FDA or other regulatory clearance or approval for any products we develop will be granted on a timely basis, if at all, or, once granted, that clearances or approvals will not be withdrawn or other regulatory action taken which might limit our ability to market our proposed products. Any delay in obtaining or failure to obtain such clearances or approvals would adversely affect the manufacturing and marketing of our products and the ability to generate additional product revenue.

   In foreign countries, the degree of government regulation affecting our business varies considerably among countries, ranging from stringent testing and approval procedures in some locations to simple registration procedures in others, while in some countries there is virtually no regulation of the sale of our products. In general, we have not encountered material delays or unusual regulatory impediments in marketing our products internationally.
 Establishment of uniform regulations for European Union nations recently took place. We believe that we will be subject to a single regulatory scheme for all the participating countries and we have taken the necessary steps to assure ongoing compliance with these new, more rigorous regulations, including obtaining International Standards Organization certification for our manufacturing operations. This will allow us to market products in Europe with a single registration applicable to all participating countries.

   CHALLENGES TO PATENTS AND PROPRIETARY RIGHTS. We rely on a combination of patents, trade secrets, trademarks and non-disclosure agreements to protect our proprietary rights. We cannot assure you that our patent applications will result in the issuance of patents or that any patents owned by the Company now or in the future will afford protection against competitors that develop similar technology. We also cannot assure that the our non-disclosure agreements will provide meaningful protection for our trade secrets or other proprietary information. Moreover, in the absence of patent protection, our business may be adversely affected by competitors who independently develop substantially equivalent or superior technology.

   It is possible that we may need to acquire licenses to, or to contest the validity of, issued or pending patents of third parties relating to our technology or to products presently marketed or under development by us. In addition, we cannot assure that any license required under a patent would be made available to us on acceptable terms, if at all, or that we would prevail in any patent litigation.

   RISKS OF TECHNOLOGICAL OBSOLESCENCE. The areas in which we are developing, distributing, and/or licensing products involve rapidly developing technology. Others may develop products that might cause products being developed, distributed or licensed by us to become obsolete or uneconomical or result in products superior to our products.

   RISKS ASSOCIATED WITH INTERNATIONAL SALES. In recent years, our international sales have grown faster than our domestic sales, and accounted for 30% of our total net sales for the 1998 fiscal year. We expect that international sales will continue to constitute a significant portion of our business. Although we sell our products in United States dollars and are not subject to significant currency risks, an increase in the value of the United States dollar relative to foreign currencies in our international markets could make our products less price competitive in these markets.

   SIGNIFICANT INFLUENCE OF INSIDERS; POTENTIAL ANTI-TAKEOVER PROVISIONS. Our directors, executive officers and other affiliates beneficially own approximately 55% of the outstanding common stock of CAS Medical. As a result, these directors, officers and affiliates will be able to significantly influence the election of all of our directors and otherwise influence control of the our operations. Our Board of Directors is also authorized to issue from time to time, without stockholder authorization, shares of preferred stock, in one or more designated series or classes. We are also subject to a Delaware statute regulating business combinations. Any of these provisions could discourage, hinder or preclude an unsolicited acquisition of CAS Medical and could make it less likely that stockholders receive a premium for their shares as a result of any takeover attempt.

   RISKS OF LOW-PRICED STOCK. Due to the low trading price of our common stock, it could in the future become subject to Rule 15g-9 under the Securities Exchange Act of 1934, which imposes additional sales practice requirements on broker-dealers that sell "penny stocks". SEC regulations define a penny stock to be any non-exchange or NASDAQ entity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to some exceptions. Our common stock is currently exempted from penny stock regulation by virtue of the fact that we have net tangible assets in excess of $2 million. For transactions covered by penny stock regulations, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. For any transaction by a broker-dealer involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and current quotations for the common stock. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. We cannot assure that our common stock will continue to qualify for exemption from these restrictions. If the our common stock were subject to the rules on penny stocks, it may adversely affect the ability of broker-dealers to sell the our common stock and may adversely affect the ability of purchasers in this offering to resell any of the common stock they purchased in the secondary market.

   EFFECT OF CURRENT OFFERING ON STOCK PRICE. Sales of a substantial number of shares of our common stock in the public market originally issued through the exercise of options or warrants could adversely affect the market price of our common stock and may also adversely affect our ability to raise additional capital. 2,060,000 shares of CAS Medical common stock are being registered in connection with this prospectus for resale to the public. The CAS Medical common stock registered in connection with this prospectus constitutes approximately 18.9% of our common stock. Historically, our common stock has been thinly traded. This low trading volume may have had a significant effect on the market price of our common stock, which may not be indicative of the market price in a more liquid market.

   DEPENDENCE ON KEY PERSONNEL. We believe that our future success will depend to a significant extent on the efforts and abilities of our senior management, in particular Louis P. Scheps, our President and Chief Executive Officer and Myron L. Cohen, our Executive Vice President. The loss of the services of Mr. Scheps or Dr. Cohen could have a material adverse effect on our business and results of operations.

   LIMITATION OF LIABILITY OF OFFICERS AND DIRECTORS. Our Certificate of Incorporation provides that our officers and directors will not be personally liable to CAS Medical or its stockholders for monetary damages resulting from breaches of duty owed to CAS Medical or its stockholders, including breaches which constitute negligence in the performance of their duties. As a result, the rights of CAS Medical and its stockholders to obtain monetary damages for acts or omissions of officers and directors will be more limited than they would be in the absence of such provisions.

   NO ANTICIPATED DIVIDENDS. We have not paid cash dividends on our common stock since inception, and at this time we do not anticipate that we will pay cash dividends in the foreseeable future.

                               THE COMPANY

   CAS Medical Systems, Inc. was organized in 1984 and is engaged in the business of developing, manufacturing and distributing diagnostic equipment and medical products for use by adults and children in many areas of the health care industry. We have developed and are manufacturing a full line of non-invasive blood pressure monitors, blood pressure cuffs for both adult and neonatal patients, silver/silver chloride electrodes for neonatal hospital intensive care units, and a line of disposable products for neonatal use. These products are being sold by us directly through our own sales force via distributors and pursuant to original equipment manufacturer
(OEM) agreements in Europe and the United States. We have agreements to supply our blood pressure monitors, cuffs and electrodes to companies for distribution in major segments of the international market. We also have OEM agreements to supply custom versions of its blood pressure measuring technology in the form of plug-in modules for patient monitoring systems.
We have several other products in various stages of development which we believe are applicable to both adult and neonatal/pediatric medicine. Our executive offices are located at 44 East Industrial Road, Branford, Connecticut, 06405 and our telephone number is (203) 488-6056.

                            SELLING STOCKHOLDERS

   The following table sets forth certain information as of April 30, 1999 (except as otherwise indicated) and as adjusted to reflect the sale of the common stock in the offering, as to the security ownership of the Selling Stockholders. Except as set forth below, the addresses of each of the Selling Stockholders is c/o CAS Medical Systems, Inc., 44 East Industrial Park Road, Branford, CT 06405.

                                                    Shares of
                       Shares of                      Common   Percentage of
                      Common Stock     Shares of       Stock    Common Stock
                      Beneficially      Common         Owned    Beneficially
                       Owned Prior       Stock         After    Owned After
    Name               to Offering     Being Sold     Offering  the Offering
____________________________________________________________________________
Louis P. Scheps (1)    1,303,325 (2)  1,000,000 (3)     403,325     4.3%

Myron L. Cohen,
  Ph.D. (4)              955,453 (5)     15,000 (6)     940,453    10.1%

Myra Josephson (7)       167,484 (8)     75,000 (9)      92,484     1.0%

Lawrence S.
  Burstein (10)          251,875 (11)   150,000 (12)    101,875     1.1%

Jerome Baron (13)      1,675,200 (14)   200,000 (15)  1,475,200    15.8%

Jay M. Haft (16)          91,000 (17)    60,000 (18)     31,000        *

Saul S. Milles,           60,000 (20)    60,000 (20)          0       -
  M.D. (19)

J. Sanford Davis         500,000        500,000               0       -

*       Less than 1%.
(1)Mr. Scheps is President and Chief Executive Officer and a Director of the
   Company.
(2)Includes warrants to purchase 919,000 shares and options to purchase
   81,000 shares, each exercisable within 60 days. Information is as of September 1, 1999.
(3)Consists of common stock underlying warrants to purchase 919,000 shares and common stock underlying options to purchase 81,000 shares.
(4)     Dr. Cohen is Executive Vice President and a Director of the Company.
(5)Includes options to purchase 15,000 shares exercisable within 60 days.
(6)Consists of common stock underlying options to purchase 15,000 shares.
(7)Mrs. Josephson's husband was a Director of the Company prior to his death in July 1996.
(8)Includes warrants to purchase 75,000 shares exercisable within 60 days.


(9)Consists of common stock underling warrants to purchase 75,000 shares.
(10)    Mr. Burstein is a Director of the Company.
(11)Includes warrants to purchase 150,000 shares exercisable within 60 days. Also includes 9,375 shares owned directly and indirectly by a family member and 92,500 shares held in Mr. Burstein's IRA rollover account.
(12)Consists of common stock underlying warrants to purchase 150,000 shares.
(13)    Mr. Baron is a Director of the Company.
(14)Includes warrants to purchase 200,000 shares exercisable within 60 days. Also includes 1,082,000 shares owned by Murdock & Co. and 369,000 shares owned by Haulbowline Ltd., as to which shares Mr. Baron has voting and dispositive power.
(15)Consists of common stock underlying warrants to purchase 200,000 shares.
(16)    Mr. Haft was a Director of the Company until October 1996.
(17)Includes warrants to purchase 60,000 shares exercisable within 60 days.

(18)Consists of common stock underlying warrants to purchase 60,000 shares.
(19)    Dr. Milles is a Director of the Company.
(20)Consists of common stock underlying warrants to purchase 60,000 shares.


                       DESCRIPTION OF CAPITAL STOCK

   CAS Medical is authorized to issue up to 19,000,000 shares of common stock, $.004 par value, 9,346,773 shares of which were issued and outstanding at September 1, 1999, and 1,000,000 shares of Preferred Stock,
$.001 par value, none of which are issued and outstanding at September 1, 1999. See "Significant Influence of Insiders; Potential Anti-takeover
Provisions" in the section on Risk Factors to read about certain provisions in the certificate of incorporation and bylaws of CAS Medical which could have the effect of delaying or preventing a change in control of CAS
Medical.

Common Stock

   Holders of common stock of the Company are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors, and except as otherwise required by law or as provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock, the holders of such shares will exclusively possess all voting power. The Company's certificate of incorporation does not provide for cumulative voting for the election of directors. Subject to the preferential rights of any outstanding series of Preferred Stock, the holders of common stock will be entitled to such dividends as may be declared from time to time by the Board of Directors from funds legally available therefor, and will be entitled to receive pro rata all assets of the Company available for distribution to such holders upon liquidation. No shares of the common stock have any preemptive, redemption or conversion rights or the benefits of any sinking fund. All outstanding shares of Common Stock are validly issued, fully paid and nonassessable.


                           PLAN OF DISTRIBUTION

   We are registering the shares of common stock covered by this Prospectus for the Selling Stockholders. We will pay the costs and fees of registering the shares of common stock covered by this Prospectus, but the Selling
Stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of such shares.

   The Selling Stockholders may sell the shares of common stock in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. In addition, the Selling Stockholders may sell some or all of their shares of common stock covered by this Prospectus through:

- a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

- purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or ordinary brokerage transactions and transactions in which a broker solicits purchasers.

   The Selling Stockholder may negotiate and pay broker-dealers commissions, discounts or concessions for their services, provided that no such commissions, discounts or concessions are paid by CAS Medical.
Broker-dealers engaged by the Selling Stockholders may allow other broker-dealers to participate in resales. However, the Selling Stockholders and any broker-dealers involved in the sale or resale of the common shares may qualify as "underwriters' within the meaning of Section 2(a)(11) of the Securities Act of 1933 (the "1933 Act"). In addition, the broker-dealers' commisions, discounts or concessions may qualify as underwriters' compensation under the 1933 Act. If any of the Selling Stockholders qualifies as an "underwriter," the Selling Shareholder wil be subject to the prospectus delivery requirements of Section 5(b)(2) of the 1933 Act.

   In addition to selling their shares of common stock under this Prospectus, the Selling Stockholders may:

- agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the shares of common stock, including liabilities arising under the 1933 Act;

- transfer shares of common stock in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer; or

- sell shares of common stock under Rule 144 of the 1933 Act rather than under this Prospectus, if the transaction meets the requirements of Rule
   144.




                             USE OF PROCEEDS

   We will not receive any proceeds from the sale of common stock by the Selling Stockholders. If all of the options and warrants exercisable by the Selling Stockholders into shares being offered in this Prospectus are exercised by the Selling Stockholders, we will receive proceeds of $808,545.
We intend to use those proceeds for general corporate purposes.

                        FORWARD LOOKING STATEMENTS

   The Private Securities Litigation Reform Act of 1995 (the "Act") provides a "safe harbor" for "forward-looking statements" (as defined in the Act). This Prospectus may include or incorporate by reference forward-looking statements which reflect our current view (as of the date such forward-looking statement is made) with respect to future events, prospects, projections or financial performance. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materialy from those made, implied or projected in such statements. These uncertainties and other factors are set forth in "Risk Factors' above. The words "believe", "expect", "anticipate",
"project", and similar expressions identify "forward-looking statements", which speak only as of the date the statement was made. CAS Medical undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or othewise.


                              LEGAL MATTERS

   Certain legal matters with respect to the validity of the Shares offered hereby have been passed upon for the Company by Wiggin & Dana, New Haven, Connecticut.

                                 EXPERTS

   The financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur
Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.



Prospective investors may rely only on the information contained in this Prospectus. Nether CAS Medical Systems, Inc. nor any selling stockholder has authorized anyone to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this Prospectus is correct only as of the date of this Prospectus, regardles of the time of delivery of this Prospectus or the sale of any of these securities.


                                                     2,600,000 Shares
                                                       Common Stock
     TABLE OF CONTENTS
                                 Page            CAS MEDICAL SYSTEMS, INC.

Incorporation of Certain
 Documents by Reference . . . . . . 2
Risk Factors  . . . . . . . . . . . 5                    PROSPECTUS
The Company . . . . . . . . . . . . 9
Selling Stockholders  . . . . . . .10
Description of Capital Stock  . . .11
Plan of Distribution  . . . . . . .12                 October 4, 1999
Use of Proceeds . . . . . . . . . .13
Forward Looking Statements. . . . .13
Legal Matters . . . . . . . . . . .13
Experts . . . . . . . . . . . . . .13


                                 PART II

                  INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the Shares:

Registration Fee - Securities and Exchange Commission     $    12.42
Legal fees and expenses                                   $10,000.00*
Accounting fees and expenses                              $ 5,000.00*
Printing and engraving expenses                           $ 5,000.00*
Miscellaneous                                             $   .  .00*
                                                           _________
 Total                                                    $20,012.42*
                                                           _________
*estimate

ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Section 145 of the General Corporation Law of the State of Delaware permits indemnification of directors, officers and employees of a corporation under certain conditions and subject to certain limitations.
The Company's Certificate of Incorporation states that the Company shall indemnify officers and directors to the full extent permitted by the laws of the State of Delaware.

ITEM 16.   EXHIBITS.

5.1     -    Opinion of Wiggin & Dana*
13.1    -    Form 10-KSB for Year ended December 31, 1998
13.2    -    Form 10-QSB for Quarter ended March 31, 1999
13.3    -    Form 10-QSB for Quarter ended June 30, 1999
23.1    -    Consent of Arthur Andersen LLP
23.2    -    Consent of Wiggin & Dana (included in Exhibit 5)*
24 -    -Power of Attorney (included on signature page)

* To be filed by amendment.



ITEM 17.   UNDERTAKINGS.

   (a)  The undersigned registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (i)  The undersigned registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.



   (2)  For the purpose of determining any liability under the Securities
Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.




                                SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Branford, State of Connecticut on October 1, 1999.


                        CAS MEDICAL SYSTEMS, INC.
                          (Registrant)



                          By:/s/ Louis P. Scheps
                          Name:  Louis P. Scheps
                          Title: President and Chief Executive
                                 Officer


                            POWER OF ATTORNEY

        KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Louis P. Scheps and Myron L. Cohen his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorneys-in-fact and agents, each acting alone, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


   Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                         Title                     Date




/s/ Myron L. Cohen, Ph.D.       Chairman of the Board    October 1, 1999
Myron L. Cohen, Ph.D.           and Executive Vice
                                President




/s/ Louis P. Scheps             President, Chief         October 1, 1999
Louis P. Scheps                 Executive Officer
                                and Director
                                (Principal Executive,
                                Financial and Accounting Officer)




/s/ Lawrence S. Burstein        Director                 October 1, 1999
Lawrence S. Burstein




/s/ Jerome Baron                Director                 October 1, 1999
Jerome Baron




/s/ Saul S. Milles, M.D.        Director                 October 1, 1999
Saul S. Milles, M.D.



